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SEC FILE NUMBER
1-5620

CUSIP NUMBER
786449 10 8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Safeguard Scientifics, Inc.

Full Name of Registrant
Not applicable

Former Name if Applicable
435 Devon Park Drive, Building 800

Address of Principal Executive Office (Street and Number)
Wayne, PA 19087

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The consolidated financial statements of Safeguard Scientifics, Inc. (the “Company”) include the accounts of its majority-owned subsidiary, Clarient, Inc. (“Clarient”). Clarient is itself a public company. The completion of Clarient's financial statements has been delayed principally to allow completion of a review of a matter relating to corporate credit card misuse by a former non-executive employee involving charges of less than $50,000. This delay has prevented the Company from completing financial and other disclosures necessary to enable the Company to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 (the “Form 10-Q”) by the May 12, 2008 due date. Clarient has advised the Company that it does not anticipate there will be any changes to the preliminary financial information released by Clarient in its press release dated April 30, 2008.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Brian J. Sisko, Senior Vice President and General Counsel	610	975-4984
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company issued a press release dated May 1, 2008, to report its results for the quarterly period ending March 31, 2008, including consolidated revenue of $15.9 million, as compared to consolidated revenue of $8.8 million in the first quarter of 2007, as adjusted for discontinued operations, and consolidated net loss of $11.5 million, as compared to consolidated net loss of $8.9 million in the first quarter of 2007, excluding discontinued operations. Discontinued operations represent results from the Company’s former majority-held partner companies Acsis, Inc., Alliance Consulting Group Associates, Inc. and Laureate Pharma, Inc. and in the first quarter of 2007 also include the results of Pacific Title & Art Studio and Clarient’s former technology group.

Safeguard Scientifics, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 13, 2008	By	RAYMOND J. LAND

Raymond J. Land
Senior Vice President and Chief Financial Officer